Pregis Corporation

1650 Lake Cook Road

Deerfield, IL 60015

(847) 597-2200

May 10, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Division of Corporation Finance

Re:	Pregis Corporation Registration Statement on Form S-4
File No. 333-130353 and 333-130353-01 through 04

Ladies and Gentlemen:

Reference is made to the registration statement of Pregis Corporation, a Delaware corporation (the “Company”), on Form S-4 initially filed on December 15, 2005 (the “Registration Statement”), as amended from time to time.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (847) 597-2200 or Michael A. Levitt (212-859-8735) of Fried, Frank, Harris, Shriver & Jacobson LLP, our legal counsel, with any questions with respect to this letter.

Very truly yours,

/s/ Steven C. Huston
Steven C. Huston, Esq.
Vice President, General Counsel and Secretary

cc:	Michael A. Levitt, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP